PT Multimedia

May 9, 2005

Securities and Exchange [redacted]
Division of Corporate Fi
Office of International C
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

05007783

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A listing prospectus in connection with the issuance of put warrants.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
MAY 1 3 2005
THOMSON FINANCIAL

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

[This is an English translation from the original Portuguese version. In case of any discrepancy, the binding version is the Portuguese original.]

PT Multimedia

PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Open Company
("Sociedade Aberta")
Registered office: Av. 5 de Outubro, no. 208, Lisbon
Corporation no. 504 453 513
Registered at the Commercial Registry of Lisbon under no. 8357
Share capital: Euros 78,448,464

LISTING PROSPECTUS IN THE EUROLIST BY EURONEXT (THE OFFICIAL MARKET OF EURONEXT LISBON)

Approved by the Securities Market Commission on May 5, 2005

COVERED WARRANTS OVER SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

ISIN Code	Type	Strike Price (EUR)	Ratio	Maturity Date	Size
PTPTM1WM0001	Put	21.50	0.1	May 23, 2005	51,304,533

EUROPEAN STYLE WARRANTS

Organisation and Leadership

Espírito Santo Investment

MAY 2005

Unless otherwise indicated, terms used in this Prospectus shall having the following meanings:

- "Underlying", "Shares" or "Ordinary Shares" means the ordinary shares in PT Multimédia;
- "CMVM" means Comissão do Mercado de Valores Mobiliários (Securities Market Commission);
- "CódVM" means the Securities Code;
- "CVM" means Central dos Valores Mobiliários (Central Securities Depository);
- "Exercise Date" means the date on which the Warrants may be exercised, i.e., May 23, 2005;
- "Settlement Date" means the third Business Day following the Exercise Date, which is the day when the holder of the Warrant is delivered, in case of financial settlement, the amount equal to the Reimbursement Value, and in case of physical settlement, the Strike Price as consideration for the delivery of the Underlying;
- "Maturity Date" means the date on which any Warrants not exercised on the Exercise Date shall be deemed automatically exercised through financial settlement, i.e., May 23, 2005;
- "Delta" means the expected variation in the price of the Warrants as produced by a unit variation in the price of the Underlying, assuming that all other factors remain unchanged;
- "Business Day" means a day on which CVM is regularly open for settlement of payments in Euro and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) is open for business;
- "Euronext Lisbon" means Euronext Lisbon – Sociedade Gestora de Mercados Regulamentados, S.A.;

- "Event of Adjustment/Cancellation" means any of the following situations: (i) any transaction having, in the Issuer's opinion, a capital concentration or dilution effect; (ii) the payment of an extraordinary dividend; (iii) any transaction consisting of a merger, acquisition, consolidation or concentration of PT Multimédia with or into another company; (iv) any offer or intention to offer which would result in a merger, acquisition, consolidation or concentration of PT Multimédia with or into another company; or (v) any demerger, spin-off or separation into parts of the company;

- "PT Multimédia Group" means PT Multimédia and its direct or indirect affiliates and subsidiaries, as a group;

- "Market Disruption" means the occurrence or existence, up to the Exercise Date, during the half hour immediately prior to the closing of trading, of a suspension or limitation imposed on (including for reasons other than price movements in excess of any limits as established by Euronext Lisbon): i) trading of the Underlying on Euronext Lisbon, or ii) trading on option or futures contracts on the Underlying listed on one of the markets managed by Euronext Lisbon, if, in the case of both i) and ii), in the Issuer's opinion, such suspension or limitation is of material importance, or iii) a general postponement of payments declared on banking activities in Portugal. For the purposes of this definition, a possible restriction of the business hours or in the number of trading days resulting from an anticipated change in the regular business hours of Euronext Lisbon shall not be deemed a Market Disruption;

- "Trading Period" means the period during which the Warrants are listed in the Eurolist by Euronext (the Official Market of Euronext Lisbon) and may be freely traded, i.e., the period between May 9, 2005 and May 17, 2005, inclusive;

- "Strike Price" means the price of 21.50 Euro;

- "Reference Price" means the average weighted quotation of the Underlying on the Eurolist by Euronext on the Exercise Date. During the trading period of the Warrants hereunder and up to the Exercise Date, PT Multimédia shall disclose on the CMVM information disclosure system and on the institutional site of PT Multimédia (www.pt-multimedia.pt) and send to Euronext Lisbon, after market closing, PT Multimédia's daily average weighted quotation on the Eurolist by Euronext. The Reference Price shall be disclosed on the CMVM information disclosure system and on the

institutional site of PT Multimédia (www.pt-multimedia.pt) and sent to Euronext Lisbon on May 23, 2005 after market closing;

- "PT" or "Portugal Telecom" means Portugal Telecom, SGPS, S.A., Open Company ("Sociedade Aberta");

- "PT Multimédia" or "the Issuer" or "Company" means PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., Open Company ("Sociedade Aberta");

- "Put Warrant" or "Warrant" means the European style Warrant that entitles its holder to (i) for each ten Put Warrants, dispose of a share held and representing the share capital in PT Multimédia for a price of 21.50 Euro per share, in the case of physical settlement; or (ii) receive, for each Warrant, the Reimbursement Value in cash, in the case of financial settlement. As to the tax implications of the amounts to be paid by the Issuer in respect of the Warrants, see chapter 2.14. of this Prospectus;

- "Ratio" means the number of Underlyings each Warrant entitles its holder to sell, which is 0.1;

- "EU" means the European Union;

- "Reimbursement Value" means the amount, before commissions and taxes, to be received by the holder of the Warrant on the Settlement Date, in the case of financial settlement. This amount shall be equal to the positive difference, if any, between the Strike Price and the Reference Price multiplied by the Ratio. As to the tax implications of the amounts to be paid by the Issuer in respect of the Warrants, see chapter 2.14. of this Prospectus.

CONTENTS

0. WARNINGS/INTRODUCTION

0.1. Summary of the characteristics of the transaction

At a General Meeting of Shareholders of PT Multimédia on April 28, 2005, it was resolved to allocate to PT Multimédia shareholders the Warrants issued by the Company on its own shares. For each share held and deposited into an account opened with a qualified financial intermediary as at May 4, 2005, one Warrant was allocated and credited to the respective account of PT Multimédia shareholders on May 5, 2005. As a result PT Multimédia issued 156,896,928 Warrants.

PT Multimédia has requested the listing on the Eurolist by Euronext of the following covered Warrants on the Company's shares:

ISIN Code	Type	Strike Price (EUR)	Ratio	Maturity Date	Size
PTPTM1WM0001	Put	21.50	0.1	May 23, 2005	51,304,533

Prior to the issuance of the Warrants, the shareholders Portugal Telecom, SGPS, S.A. and Totta Ireland PLC irrevocably waived their right to physical settlement of the Warrants allocated to them, and announced their intention to opt for financial settlement of such securities on the Exercise Date as described in item 2.15 below. As a result, no listing was requested for the Warrants allocated to such shareholders.

The last day on which the shares in PT Multimédia were traded on the stock exchange entitled to allocation of Warrants was April 29, 2005.

The Warrants are in dematerialised form, and are registered on the accounts of their respective holders with legally qualified financial intermediaries.

These are European style Warrants that may only be exercised on the Exercise Date. Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement. The Warrants are registered with CVM.

Due to their characteristics, the Warrants hereunder shall be subject to the rules applicable to tradable securities as established in Decree-Law no. 172/99, of May 20, as amended by Decree-Law no. 70/2004, of March 25.

The Warrants to be listed have the following relevant characteristics for the

investor:

- They are securities that, in relation to the Underlying, entitle the holder to (i) for each ten Put Warrants, dispose of one PT Multimédia share held at the price of 21.50 Euro per share, in the case of physical settlement; or (ii) receive, for each Warrant, in cash, the Reimbursement Value, in the case of financial settlement.

- The holders of Warrants may exercise the Warrant on the Exercise Date, or dispose of the same on the Eurolist by Euronext during the Trading Period, without prejudice to the ability to trade the Warrants outside of the regulated market in accordance with applicable law.

- Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement.

- The price of one Warrant on the secondary market shall be determined by several factors, notably:

- The difference between the market price of the Underlying and the Strike Price – The price of the Warrant shall increase where the market price of the Underlying decreases and vice-versa. This difference is called "intrinsic value".

- Exercise Period – The longer the period of time during which the Warrant may be exercised, the greater the price of the Warrant shall be, as it shall be more likely for the market price of Underlying to increase or decrease. This factor is called "time value".

- Volatility of the Underlying – The more volatile the Underlying, i.e., the higher the estimated variation of its market price as compared to an estimated average, the higher the Warrant price shall be, since it shall be more likely for the market price of the Underlying to increase or decrease at a certain point in time during the validity of the Warrant. Volatility is related to price variations of the market price of the Underlying, and not to the direction of the variation of such price (increase or decrease).

The participant in the settlement system through which the payments of any amounts arising from the Exercise of the Warrants is Banco Espírito Santo de Investimento, S.A..

Taking into account the restrictions arising from the securities laws in effect in the United States, the following reference is made in the English language:

Offer Restrictions:

United States

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons. Accordingly, the Warrants will not be issued into the United States or to a U.S. person and may not be exercised from within the United States or by a U.S. person or sold or transferred in the United States.

This listing prospectus is not an offer of securities for sale or a solicitation to tender securities in the United States or to or from a U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Warrants have not been and will not be registered under the Securities Act, or the securities laws of any state or jurisdiction of the United States. The Warrants may not be offered, sold, pledged or otherwise transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons, and may be offered, sold, assigned, transferred, pledged or delivered outside of the United States only to non-U.S. persons in transactions meeting the requirements of Regulation S. The Warrants may only be exercised outside the United States by non-U.S. persons, and the Company will not recognise the exercise of any Warrant by any person, or his agent, who appears to be, or who the Company has reason to believe is, located in the United States or is a U.S. person.

Each person exercising the Warrants shall be deemed to have represented, warranted and agreed that (i) it understands and acknowledges that the Warrants have not been and will not be registered under the Securities Act, or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold, pledged or otherwise transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons, and may be offered, sold, assigned, transferred, pledged or delivered outside of the United States only to non-U.S. persons in transactions meeting the requirements of Regulation S, and that the Warrants may only be exercised outside the United States by non-U.S. persons, and the Company will not recognise the exercise of any Warrant by any person, or his

agent, who appears to be, or who the Company has reason to believe is, located in the United States or is a U.S. person; and (ii) it is not located in the United States and is not a U.S. person and is not acting for the account or benefit of a person in the United States or a U.S. person. The terms "U.S. person" and "United States" have the meanings given to them in Regulation S.

0.2. Risk Factors

The Warrants are securities that perform depending on the evolution of the market price of the Underlying. Hence, an investor holding and/or purchasing, trading and/or exercising the Warrants is required to form a clear judgement on his investment risk and on the expected evolution of the Underlying, assuming that, in case the evolution of the Underlying market price is contrary to what is expected, or some extraordinary event having an effect on the Underlying market price occurs, he may not be able to obtain profit from his investment or may even lose the whole or part of his investment (as the case may be).

For investors purchasing Warrants, such investment may result in loss if the market price of the Underlying is equal to or in excess of the Strike Price for the Put Warrants.

Given their characteristics and nature, the market prices of covered warrants may show very wide variations. Any decrease in the value of the Warrants as compared to their purchase price or market value on the date of allocation to PT Multimédia shareholders may lead to the partial or total loss of the investment made or the value of the Warrants allocated, to PT Multimédia shareholders. Investment in Warrants, as well as trading and/or exercise such securities, should be preceded by suitable information and training on options and their respective risks/benefits. An investor purchasing, trading and/or exercising Warrants should thoroughly analyse the risks involved, the suitability of such investment, trading or exercise to his risk profile, and obtain the advice of independent professional consultants prior to purchasing, trading and/or exercising the Warrants.

The Issuer neither guarantees the profitability of the investment, nor makes any recommendation as to the evolution of the market price of the Underlying. The holder/purchaser of listed Warrants assumes the risk of a potential adverse evolution of the market price of the Underlying, and consequently the total or partial loss of the investment made/loss of profit.

The choice of the Warrant Strike Price does not imply any judgement or indication by the Issuer of a potential movement or scope of variation of the market price of the Underlying. There are certain underlyings that, as a result of market or business sector circumstances, record very wide market price variations, and so strike prices for such warrants may become, for short periods of time, more or less indicative of the market price of the underlying.

An investor purchasing a Warrant should take into account that in evaluating it – prior to the Exercise Date – there are intervening factors other than the evolution of the Underlying market price, such as implicit volatility, time elapsed, evolution of interest rates and dividends on the Underlying, that will affect the value of the Warrant. The effect of such factors should be analysed as a whole, and for these reasons the value of the Warrant, on a certain date, may decrease as a result of an adverse evolution of one or more of the remaining factors, despite a favourable evolution of the Underlying.

A decision whether to invest in the Warrants requires not only an outlook of the performance of the Underlying, but also of the volatility of the Underlying and duration of the investment in Warrants.

The Issuer warns that past performance (stock exchange behaviour) of the Underlying is not necessarily guarantee of future performance.

Warrant conditions as set forth hereunder may be changed as a result of facts related to the Underlying, and this may result in an adjustment of one or more characteristics of the Warrants or, should such adjustment not be possible or suitable, in the Warrants expiring.

Under the terms and conditions of the Warrants, there is, in case the exercise of the Warrants by the holder is executed by way of financial settlement, a period of time between the time when an investor requests the Exercise of the Warrants and the time when the Reference Price used to determine the Reimbursement Value to be paid is determined, resulting in a risk to investors. As a result of market variations during such period of time, there is a risk of the value to be paid varying significantly, or even being zero.

Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement.

The Warrants have not been subject to rating by a ratings company.

PT Multimédia's success depends on its capacity to offer new products and services, and to keep up with advances in technology

PT Multimédia has introduced and continues to introduce new products and services, such as high speed Internet access via cable and TV services, notably by improving channel offerings and introducing services through digital signal transmission. PT Multimédia expects to market and sell such products and services effectively. If not, its business, financial position and results of operations may be impaired. PT Multimédia cannot assure that, once it accomplishes its system upgrades or commences new product and service offerings, there will be adequate demand for them. Technology changes very rapidly, and for this reason it is not possible to ensure that the technology PT Multimédia uses or will use in offering its products and services will not be rendered obsolete by new and superior technology. In addition, many of the new products and services that PT Multimédia intends to offer may also be offered by its competitors. These new products and services may fail to generate revenue or attract and retain customers. PT Multimédia therefore may not recover its investment in launching these products and services.

PT Multimédia is subject to competition in all of its business areas, which is expected to intensify

PT Multimédia faces competition in all its business areas. As existing technology develops and new technologies emerge, competition is likely to intensify in all such areas, particularly with regard to products and services related to subscription TV and the Internet. PT Multimédia´s cable and satellite TV services face competition from broadband local loop access based on wireless technologies (Broadband Wireless Access, or BWA). In January, Jazztel, a direct competitor of PT Multimédia, launched a commercial offer through BWA in the geographical areas where it operates. Video over ADSL will also be a competitor of PT Multimédia's television services. Novis may launch an IP television offer that will compete with PT Multimédia's television services.

Terrestrial digital television, for which an auction for the granting of a licence was originally expected to be completed in March 2005 but due to recent political changes in Portugal was postponed, will be a direct competitor of PT Multimédia's subscription TV business. However, no date was

announced for completion of this procedure, as Anacom has only announced its interest in launching a new contest. In the Audio-visual and Cinema business, PT Multimédia faces competition at the film distribution, film rights marketing and film screening levels. If PT Multimédia is unable to compete successfully, its business, financial position and results of operations could be impaired.

Risks related to Subscription TV

Cable and satellite penetration will eventually slow down and the success of new services is uncertain

An important share of PT Multimédia's current revenues is derived from its cable and satellite television businesses. The rate of increase in the number of subscribers to these television services eventually will begin to slow. This will occur as the cable and satellite television market matures. PT Multimédia expects that an increasing share of the Company's revenues will derive from new services marketed on top of TV Cabo's basic offer, such as new premium programming, video-on-demand services and broadband Internet accesses. However, PT Multimédia cannot be sure that these services will generate revenues to compensate for a slowing in the growth of traditional services, which could harm its financial position and results of operations.

PT Multimédia depends on the availability of high-quality popular television programming

The success of cable and satellite television services offered by PT Multimédia depends on its ability to acquire popular programming and high quality content, particularly Portuguese soccer games and other sports programming. PT Multimédia's sports premium channel, Sport TV, is the owner of broadcasting rights for several important sports events over such networks up to 2008. If PT Multimédia is unable to obtain such content rights after 2008, its businesses may be significantly impaired.

Most of the programming used by the Company comes from external sources, and therefore access to such programming depends on agreements directly or indirectly executed with important programming suppliers, including film studios, content producer companies and television companies. PT Multimédia cannot be sure that the agreements for the acquisition of programming that PT Multimédia and its programming joint ventures currently have in place will be renewed upon expiration, or will be renewed on terms comparable to those currently existing. PT Multimédia cannot also be sure that in its programming joint ventures will continue to achieve the same success in negotiating new

agreements for the supply of suitable programming on terms acceptable to the Company. PT Multimédia inability to renew current agreements or negotiate new ones on advantageous terms may lead to a loss of cable and satellite television subscribers and a decrease in its ability to attract new subscribers, or an increase in programming costs. This could harm its business, financial position and results of operations.

PT Multimédia's business depends on technology that is subject to the risk of failure, change and development

PT Multimédia is dependent on a third-party satellite network which is subject, among other risks, to defects, destruction or damage and incorrect orbital placement, all situations that may impair the Company's commercial operations. If PT Multimédia was unable to obtain sufficient satellite transponders, or its contracts with satellite service providers were terminated, its business, financial position and results of operations could be materially adversely affected. Similarly, loss of the transmissions by satellites that are already operational, or failure of its transmission systems or uplinking facilities, could have a material adverse effect on PT Multimédia's business and operations.

There is a large variety of digital signal satellite and cable reception equipment used to receive all services in satellite platform and cable network premium services, including set-top boxes and ancillary equipment, in which PT Multimédia has made a significant investment and which is owned by PT Multimédia or its customers. Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered redundant or obsolete by other technologies or other requirements or by the mandatory imposition of incompatible technology, or should PT Multimédia need to upgrade significantly its set-up boxes and/or ancillary equipment, PT Multimédia could be materially adversely affected on its business and financial position.

PT Multimédia is subject to an abusive use of conditioned access to subscription television services and depends on encryption technologies for signal protection

Access to the services PT Multimédia provides is protected by a combination of logical and physical access controls, namely by smart cards. Although its new Nagra encryption technology has so far been resilient to hacking, and PT Multimédia continues to work with its technology supplier to maintain this status, there can be no assurance that it will not be compromised in the future.

PT Multimédia has not switched off its analogue transmission on cable premium channels, nor has it migrated all of its satellite service customers to the new encryption system, and therefore it continues to be exposed to the risk of having its conditioned access to television services illegally violated. This could reduce future potential revenues and increase its net subscriber acquisition costs. Additionally, illegal access to its competitors' programming could also increase churn. Where PT Multimédia's encryption technology is put into question, the Company's ability to contract for video and audio services provided by programmers could be adversely affected. It is illegal to create, sell or otherwise distribute equipments and devices to circumvent that encryption technology. PT Multimédia continues to respond to violations of its encryption system with security measures intended to make signal misappropriation of its programming more difficult.

Although PT Multimédia continually seeks to fight the abusive use of its conditioned access, there can be no assurance that these security measures or any future security measures PT Multimédia may implement will be effective in reducing piracy of its signal. Equipment and technology replacement may have a significant financial impact on PT Multimédia.

Risks related to broadband Internet access

The Internet industry faces a number of uncertainties

There are a number of inter-related risks concerning the Internet industry, including a lack of reliable security technologies, privacy concerns, traffic congestion, inconsistent quality of service and lack of ability of Internet infrastructures to carry current levels of growth in usage and PC penetration.

PT Multimédia's Internet products face competition from other access forms, including ADSL and UMTS.

Any of these and other factors could adversely affect PT Multimédia's ability to generate Internet business-related revenues.

Risks related to film distribution and screening

PT Multimédia's distribution agreements for cinema, video and television film rights are short term

The business of distributing cinema, video and television film rights is

based on distribution agreements for short time periods which are subject to successive renewals. Failure to renew such agreements could significantly affect this area of business.

There could be a legal imposition of minimum quotas on national and European film screening

The protectionist behaviour of the national and European film legislators could lead to a legal imposition of minimum quotas for national and European film screening, which could affect the levels of profitability of the film screening business.

National and European laws could impose limitations on the continuity of audiovisual rights distribution agreements between the main film producers and Lusomundo.

"Quotas" (as defined in Articles 40 to 43 of Television Law) have already been provided for television, although the specific nature of the channels must be taken into account in their application.

The number of non-authorised film copies could suffer a significant increase

The forms of illegal film distribution have been increasing, both through pirate DVD copies, and through easy access to and downloading of this type of content through the Internet. If the authorities are unable to control these illegal practices, their impact on PT Multimédia film distribution business could be significant. Costs of acquisition of these contents are high, and failure to generate sufficient revenue through film sales could affect PT Multimédia's financial position.

Excessive offer in film screening

The number of film screening facilities has increased considerably in the last few years. The whole industry has aggressively embarked on the construction of more modern multiplexes, consisting of multiple smaller screening rooms, which has resulted in strong competition and has rendered some of the investment in this area obsolete before the expected time. This could affect PT Multimédia's ability to attract customers to its cinemas and have an adverse effect on revenue generation.

Risks related to regulatory matters and potential liability

Government regulation and legal uncertainties could adversely affect PT Multimédia's business

The European Commission issued, on June 23, 1999, Directive no. 1999/64/EC that requires Member States to issue legislation aimed at ensuring that single operator telecommunications and cable television networks constitute legally separate entities. The Commission has considered that, in some specific cases, other measures towards diminishing potential anti-competition effects of the combined supply of telecommunications and cable television networks may be justified. PT Multimédia and Portugal Telecom believe that, since the cable television business is operated through a legally separate entity, with different shareholders, this business should meet the requirements of the Directive as implemented in Portugal. However, there can be no assurance that the European Commission or other parties will not modify or interpret this Directive in ways that may require changes in the current ownership or existing operational arrangements between Portugal Telecom and PT Multimédia. Also, the application of existing laws to the Internet and Internet-related applications is being clarified and refined in Portugal and the EU, and a number of statutes applicable to the Internet, content, e-commerce, encryption and electronic signatures, data protection and privacy have been recently approved in domestic law (Law no. 7/2004, Law no. 41/2004 and Law no. 43/2004). Other measures are in the course of preparation and are expected to be approved. Depending on the scope and timing of these developments and the interpretation and application of the new measures, it is possible that they could harm PT Multimédia's business, results of operations and financial position.

PT Multimédia may be required to provide access to its networks to other service providers

PT Multimédia offers high-speed Internet access through its broadband cable network. In other countries, such as the United States, there are proposals to require all cable operators to make a portion of their cable network's bandwidth available to other Internet service providers or to telephone companies. Allocating a portion of PT Multimédia's network capacity to third parties would harm the ability of the Company to use its bandwidth in order to generate maximum revenues and may strengthen the position of its competitors. Under these circumstances, PT Multimédia may have to decide not to invest in certain improvements to its network, which may prevent the Company from introducing already planned products and services. If PT Multimédia was required to provide access in this manner, its profitability could be adversely affected.

Taxation by Municipalities has not been consistent and the imposition of potential taxes could harm PT Multimédia's financial position

The Electronic Communications Law (Law no. 5/2004, of February 10, 2004) provides for a municipal tax on rights of way in an amount equivalent to a percentage of up to 0.25% (to be determined up to this maximum by each municipality) of the amount of each invoice issued by companies offering electronic communications networks and services to the public at a fixed location for all end customers in the relevant municipality. The manner of application of this tax and its impact on PT Multimédia's business have not yet been established.

The recently created audiovisual tax could affect PT Multimédia's financial position

The Law on Cinema Art and Audiovisual (Law no. 42/2004, of August 18, 2004) has created a tax to encourage and develop the film and audiovisual industry. The ultimate application of this law has not yet been defined, but it may be levied on the revenues of its different businesses at a rate of between 2 (two) per cent of revenues (for film distribution) and 5 (five) per cent of revenues (for cable television distribution, including video and film screening distribution). The extent of the application of this new law and its effect on PT Multimédia's business is dependent on further government regulation, and the Company is unable to predict the timing or outcome of such government actions.

<u>Miscellaneous Risks</u>

PT Multimédia relationship with Portugal Telecom may inhibit its product and service offerings

Portugal Telecom holds about 57.56% of PT Multimédia´s shares.

Notwithstanding Portugal Telecom's intention to provide PT Multimédia commercial independence to implement its current strategy, there can be no assurance that, in the case of business decisions about future opportunities, what the Company views as the best strategy for PT Multimédia would be consistent with what Portugal Telecom views as the best strategy for the Portugal Telecom group as a whole.

PT Multimédia's relationship with PT Comunicações may hamper its ability to work with third parties

PT Comunicações' competitors may choose not to engage in commercial relationships with PT Multimédia because of its close relationship with PT Comunicações. This could reduce its opportunities for revenue growth.

This prospectus contains forward-looking statements

Statements contained or included by reference in this Prospectus and not constituting historical facts shall be deemed "forward-looking statements", and may be identified by terms related to forecast, such as "believes", "estimates", "expects", "intends", "may", "will be", "should" or "anticipates", the negatives of such terms, as well as variations of the same and the use of similar terminology, and to the discussion of the Company's strategy. These statements involve risks and uncertainties. In addition, PT Multimédia or its representatives may have made or occasionally make statements, either orally or in writing, of a prospective nature.

Such forward looking statements represent PT Multimédia's judgment or expectations regarding the future and are subject to risks and uncertainties that may cause actual events and future results to be materially different than expected by the Company or indicated by such statements. PT Multimédia can give no assurance that the future results will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing the Company.

PT Multimédia does not intend to review or revise any particular forward-looking statements referenced herein in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

0.3. Additional warnings

On February 28, 2005, PT Multimédia announced that it had completed the disposal of its subsidiary, Lusomundo Serviços, SGPS, SA, including an 80.91% interest in Lusomundo Media, SGPS, SA, through the execution of a promissory purchase and sale agreement with Controlinveste, SGPS, SA. This transaction remains subject to approval by the Competition Authority, as the Alta Autoridade para a Comunicação Social (media supervision authority) has already issued its favourable opinion. As announced, and with a view to simplifying the implementation of the transaction, PT Multimédia will acquire prior to such sale, either directly or indirectly, from Portugal Telecom,

SGPS, S.A., its 5.94% holding in the share capital of Lusomundo Media, SGPS, S.A., for the amount of Euro 10.1 million. Information on this matter is available on PT Multimédia institutional site (www.pt-multimedia.pt) and on CMVM's site (www.cmvm.pt).

Dividend payments in respect of the 2004 financial year as approved at the General Meeting of Shareholders held on April 28, 2005 shall be made the May 30, 2005, and for such reason as from May 25, 2005 (inclusive) shares in PT Multimédia will be traded on the stock exchange without dividend rights. In this way, the Shares disposed of on the exercise of the Warrants with physical settlement shall not be granted dividend rights.

Other than the points evidenced in the foregoing item (risk factors), there are no other significant risks for PT Multimédia.

In addition to the information set out in this Prospectus, the investor should take into consideration the information on the Underlying disclosed by PT Multimédia in compliance with its duties as an open company ("sociedade aberta") with shares listed on the Eurolist by Euronext, including information available on its institutional site (www.pt-multimedia.pt) and on CMVM's site (www.cmvm.pt).

0.4. Registration effects

Under article 234-2 of the Securities Code, the decision on listing does not involve any guarantee as to the information content, economic and financial position of the Issuer, viability of the Issuer and quality of the listed securities.

1. RESPONSIBLE FOR THE INFORMATION

The form and content of this Prospectus are in accordance with the requirements of the Securities Code, as approved by Decree-Law no. 486/99, of November 13, 2000, with the provisions of CMVM Regulation no. 10/2000 and with other applicable legislation. Those responsible for ensuring that the information contained herein is complete, true, objective, and up to date as of the date of publication pursuant to articles 149 and 243 of the Securities Code are the following entities:

- The Issuer: PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., Open Company ("Sociedade Aberta"), with registered office at Avenida 5 de Outubro, no. 208, in Lisbon;

- The members of the Board of Directors of PT Multimédia:

Chairman	Miguel António Igrejas Horta e Costa
Vice-Chairman	Zeinal Abedin Mahomed Bava
Members	Luís Miguel da Fonseca Pacheco de Melo
	Duarte Maria de Almeida e Vasconcelos Calheiros
	José Manuel de Morais Briosa e Gala
	Pedro Humberto Monteiro Durão Leitão
	José Augusto Castelhano Nunes Egreja
	Manuel Fernando Moniz Galvão Espírito Santo Silva
	António Domingues
	José Pedro Sousa de Alenquer
	Joaquim Aníbal Brito Freixial de Goes
	Joaquim Francisco Alves Ferreira de Oliveira
	Henrique Manuel Fusco Granadeiro
	Luís João Bordallo da Silva
	Carlos Alpoim Vieira Barbosa

- The Sole Auditor of PT Multimédia: Ascenção, Gomes, Cruz & Associado, SROC
  Represented by Mr. Mário João de Matos Gomes
  Pedro Matos Silva, Garcia Júnior, P. Caiado & Associados, SROC (alternate)

Responsible for the legal certification of individual and consolidated accounts for the financial years of 2002, 2003 and 2004.

- The External Auditor: DELOITTE & ASSOCIADOS, SROC, S.A., Auditor Company no. 43, registered at the Auditor Registry of the Securities Market

Commission under no. 231, represented by Carlos Manuel Pereira Freire, in his capacity as auditor responsible for the preparation of the audit reports on individual and consolidated financial statements of PT Multimédia for the financial years of 2002, 2003 and 2004.

- Banco Espírito Santo de Investimento, S.A., in its capacity as the responsible for the organisation and leadership of the issuance and listing of the Warrants, as well as the responsible for the financial services related to the Warrants.

- Garrigues, Leónidas, Matos, SC, Sucursal em Portugal, in its capacity as legal advisers to PT Multimédia responsible for the preparation and verification of the legal aspects of this Prospectus.

- KPMG & Associados - Sociedade de Revisores de Contas, S.A., in its capacity as tax consultants to PT Multimédia responsible for the preparation and verification of the tax aspects of this Prospectus.

2. DESCRIPTION OF THE WARRANTS

2.1. Amount and nature

At a General Meeting of Shareholders of PT Multimédia on April 28, 2005, it was resolved to allocate to PT Multimédia shareholders the Warrants issued by the Company on its own shares. For each share held and deposited into an account opened with a qualified financial intermediary as at May 4, 2005, one Warrant was allocated and credited to the respective accounts of PT Multimédia shareholders on the May 5, 2005. As a result, PT Multimédia issued 156,896,928 Warrants.

PT Multimédia has requested the listing on the Eurolist by Euronext of the following covered Warrants on the Company's own shares:

ISIN Code	Type	Strike Price (EUR)	Ratio	Maturity Date	Size
PTPTMW M0001	Put	21.50	0.1	May 23, 2005	51,304,533

Prior to the issuance of the Warrants, the shareholders Portugal Telecom, SGPS, S.A., and Totta Ireland PLC irrevocably waived their right to opt for physical settlement of the Warrants allocated to them, and announced their intention to opt for financial settlement of such securities on the Exercise Date as described in item 2.15. below. As a result, no listing was requested for the Warrants allocated to such shareholders.

The Warrants are in dematerialised form, and are registered on the accounts of their respective holders with legally qualified financial intermediaries.

These are European style Warrants that may only be exercised on the Exercise Date. Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement. The Warrants are registered with CVM.

Under the terms and conditions of this Prospectus, the holder of Warrants is entitled to (i) for each ten Put Warrants, dispose of one PT Multimédia share held at the price of 21.50 Euro per share, in the case of physical settlement; or (ii) receive, for each Warrant, in cash, the Reimbursement Value, in the case of financial settlement.

The Reimbursement Value will be calculated based upon the following formula:

RV = (SP-RP) x R, provided that SP>RP

Where:

RV – Reimbursement Value
RP – Reference Price
SP – Strike Price
R – Ratio

Calculation of the Reimbursement Value is subject to any adjustments occurring in the Strike Price and/or Ratio, or to other conditions of the Warrants, as described in chapter 2.5. of this Prospectus.

In the event the holders of the Warrants do not wish to exercise such securities, they may trade them on the Eurolist by Euronext on any business day during the Trading Period.

The Reference Price is the average weighted quotation of PT Multimédia on the Eurolist by Euronext on the Exercise Date. In the event of a Market Disruption on the Exercise Date, the Reference Price will be the average weighted quotation of the Underlying on the Eurolist by Euronext on the Business Day immediately following the day on which PT Multimédia's share value is determined again or Market Disruptions cease.

During the trading period of the Warrants hereunder and up to the Exercise Date, PT Multimédia shall disclose on the CMVM information disclosure system and on the institutional site of PT Multimédia (www.pt-multimedia.pt), and send to Euronext Lisbon after market closing, PT Multimédia's daily average weighted quotation on the Eurolist by Euronext. The Reference Price shall be disclosed on the CMVM information disclosure system and on the institutional site of PT Multimédia (www.pt-multimedia.pt) and sent to Euronext Lisbon on May 23, 2005, after market closing.

The quantity of warrants to be exercised by each holder on the exercise date will be a minimum of 10 warrants or a multiple of 10 if physical settlement is opted for, or 1 warrant in the case of financial settlement.

Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement.

2.2. Class and form of representation

a) Form

The Warrants hereunder are in dematerialised form, and are registered on the accounts open with CVM, under CVM code PTM1WM.

No certificates will be issued since the Warrants are in dematerialised form.

b) Ownership and transfer

Ownership of the Warrants will be evidenced pursuant to the provisions of articles 61 to 94 of the Securities Code.

The procedures in respect of Warrant movements as a result of trading on a regulated market are similar to those applicable to other securities.

The minimum trading unit of the Warrants on the Eurolist by Euronext is one unit.

The Warrants will only be traded on the Eurolist by Euronext up to close of the fourth business day preceding the Maturity Date.

All transactions over the Warrants carried out on the market or otherwise can only be made through the settlement and clearing system in which or through which they are or will be held and/or through a relevant financial intermediary. Ownership of the Warrants will be transferred through registration in the financial intermediary's accounts.

Costs and commissions for initial registration of the Warrants will be borne by the Issuer.

Custody of the Warrants in favour of subsequent holders will be subject to commissions and expenses as charged at any time by the relevant custodian. Such charges shall be the responsibility and for the account of the Warrant holders. Information on such charges should be obtained by investors from the relevant depositary financial institutions.

Costs and charges, whatever their nature, arising from the trading and transfer or exercise of the Warrants shall be the exclusive responsibility and for the account of their respective holders. Information on such charges should be obtained by investors from the relevant financial intermediaries.

2.3. Underlying

The Underlying of the Warrants hereunder are the ordinary shares of PT Multimédia.

In addition to the information provided herein, the investor should take into account the information on the Underlying disclosed by PT Multimédia in compliance with its duties as an open company ("sociedade aberta") with shares listed on the Eurolist by Euronext, including information available on its institutional site (www.pt-multimedia.pt) and on CMVM's site (www.cmvm.pt).

2.3.1. Underlying Securities

The Underlying of the Warrants hereunder are the ordinary shares of PT Multimédia traded on the Eurolist by Euronext under ISIN code PTPTM0AM0008.

The shares in PT Multimédia underlying the Warrants are in dematerialised form, with a par value of 0.5 Euro each. On April 28, 2005, it was resolved, at a General Meeting of Shareholders, to carry out a 1-for-2 stock split. Following this amendment, which will only be executed upon completion of the share buyback programme in connection with the issuance of the Warrants described herein, each share of PT Multimédia will have a par value of 0.25 Euro.

2.3.2. Incorporation and corporate object of PT Multimédia

PT Multimédia was incorporated on July 15, 1999, and its sole corporate object is "the holding of participations in other companies as an indirect form of carrying out economic activitis" (Article 3 of the Articles of Association).

Composition of the corporate bodies:

The composition of the corporate bodies in PT Multimédia is as follows:

- <u>Board of Directors</u>

Name	Title

Miguel António Igrejas Horta e Costa	Chairman
Zeinal Abedin Mahomed Bava	Vice-Chairman and Chief Executive Officer [1]
Luís Miguel da Fonseca Pacheco de Melo	Member [1]
Duarte Maria de Almeida e Vasconcelos Calheiros	Member [1]
José Manuel de Morais Briosa e Gala	Member [1]
Henrique Manuel Fusco Granadeiro	Member [1]
Pedro Humberto Monteiro Durão Leitão	Member
José Augusto Castelhano Nunes Egreja	Member
Manuel Fernando Moniz Galvão Espírito Santo Silva	Member
António Domingues	Member
José Pedro Sousa de Alenquer	Member
Joaquim Aníbal Brito Freixial de Goes	Member
Joaquim Francisco Alves Ferreira de Oliveira	Member[2]
Luís João Bordalo da Silva	Member
Carlos Alpoim Vieira Barbosa	Member

[1] – Members of the Executive Committee
[2] – On January 31, 2005, the director Joaquim Francisco Alves Ferreira de Oliveira submitted a request for temporary suspension of his office as member of the Board of Directors in PT Multimédia.

- Sole Auditor

Name	Title
Ascenção, Gomes, Cruz & Associado – SROC	Member[1]
Pedro Matos Silva, Garcia Júnior, P. Caiado & Associados - SROC	Alternate[2]

[1] – Represented by Mário João de Matos Gomes
[2] – Represented by Pedro João Reis de Matos Silva

2.3.3. Information on the share capital of PT Multimédia

The share capital in PT Multimédia is currently EUR 78,448,464, and it is represented by 156,896,928 dematerialised registered shares with a par value of 0.5 Euro each, with the following distribution:

- 156,845,928 ordinary shares;
- 51,000 class A shares, which grant special rights.

On April 28, 2005, it was resolved at a General Meeting of Shareholders to carry out a 1-for-2 stock split. Following this amendment, which will only be executed upon completion of the share buyback programme in connection with the issuance of the Warrants described herein, the share capital of PT Multimédia will consist of 313,793,856 shares with the following distribution:

-313,691,856 ordinary shares;
-102,000 class A shares.

On the same date, at the General Meeting of Shareholders it was also resolved to reduce the share capital in an amount equivalent to the par value of the shares to be acquired by PT Multimédia as a result of the physical settlement of the Warrants.

The class A shares are 100% held by PT and grant special rights to its holder, including the right to veto, by a majority of votes of the shares in this class, certain actions of the shareholders of PT Multimédia as described below.

Shareholders are entitled to one vote for each 200 shares held. On April 28, 2005, it was resolved by the General Meeting of Shareholders, following the approved stock split, to amend article 12-4 of the Articles of Association in such a way that each 400 shares will correspond to one vote. Except for the special voting rights attaching to class A shares as described below, the General Meeting of Shareholders adopts resolutions by a majority of votes cast. However, for the General Meeting of Shareholders to adopt valid resolutions on amendments to the articles of association, merger, demerger, conversion, dissolution or other matters for which a qualified majority is required by law, it is necessary for shareholders holding shares equivalent to at least one-third of the share capital to be present or represented at the meeting, and resolutions must be approved by at least two-thirds of the votes cast. If the required quorum is not met on first call, resolutions on the said matters may be taken at a General Meeting of Shareholders held on

second call, by a majority of two-thirds of the votes cast or by a majority of votes cast where shareholders holding at least half the share capital are present or represented.

The owners of class A shares may, by a majority of votes, veto certain resolutions of the General Meeting of Shareholders of PT Multimédia, including the following:

- election of the Board of the General Meeting of Shareholders;

- election of one-third of the total number of directors, including the Chairman of the Board;

- election of the Sole Auditor or of members of the Auditing Board;

- application of the results for the financial year;

- any increase in the share capital and other amendments to the Articles of Association of the company.

The Board of Directors is currently composed of fifteen directors which is the maximum number permitted pursuant to paragraph one of article 15 of the Articles of Association of the Company. The directors are elected by a majority of votes cast at a General Meeting of Shareholders. However, in order to elect one-third of the directors, including the Chairman of the Board, such majority must comprise the majority of the votes granted to class A shares. Among the directors elected by the shareholders holding class A shares, at least one or two must be part of the Executive Committee, depending on whether such committee consists of three or five members. One of the directors may be elected by the General Meeting of Shareholders from the candidates included on lists proposed by shareholders owning shares representing between 10% and 20% of the share capital.

Treasury shares do not grant voting rights. Treasury shares are not taken into account for determining the quorum or for purposes of making up a majority of votes cast. The acquisition of its own shares by PT Multimédia must be authorised in advance by the General Meeting of Shareholders pursuant to the Articles of Association of the Company. Other than in certain circumstances, acquiring and holding treasury shares representing more than 10% of the capital in the Company is not permitted.

The Articles of Association of PT Multimédia provide that no shareholder

holding ordinary shares, in his name or through a representative, in his own name or as the representative of another shareholder, may exercise more than 5% of the voting rights in PT Multimédia. In making this determination, owners of ADRs are treated as shareholders, and the entity in whose name the shares are registered will be deemed as a mere representative.

2.3.4. Holdings in the capital in PT Multimédia

On December 31, 2004, the entities having qualified holdings in the share capital in PT Multimédia under article 20 of the Securities Code were as follows:

Shareholders	No. of Shares	% of share capital and voting rights
Banco Espírito Santo Group (directly and indirectly):		
- Banco Espírito Santo, S.A. (BES)	12,762,063	8.13%
- Members of the corporate bodies in BES	59,230	0.04%
- Companies having a control or group relationship with BES	149,897	0.10%
TOTAL	12,971,190	8.27%
Portugal Telecom Group (directly and indirectly):		
- directly	90,304,850	57.56%
- members of the management and auditing bodies of the companies having a control or group relationship with PT	164,584	0.10%
TOTAL	90,469,434	57.66%
Banco Totta & Açores, S.A. (indirectly):		
- Totta Ireland PLC.	15,287,545	
- Banco Santander Portugal, S.A.	65,520	
TOTAL	15,352,965	9.78%
Colaney Investments Limited	3,469,300	2.21%

Information on the acquisition or disposal of qualified holdings in PT Multimédia is available on the site www.cmvm.pt.

2.3.5. Balance sheets and accounts of PT Multimédia

The Reports and Accounts of PT Multimédia for the last three financial years are available on the following site:

http://www.ptmultimedia.pt/relatorio_contas/rel_contas.asp.

These accounts are also available on the CMVM information disclosure system (www.cmvm.pt).

2.3.6. Quotations of the Underlying

Evolution of average quotations for PT Multimédia shares over the last twelve months:


PL € 18.21 unch L L18.25/18.35L
Equity GPA
DELAY Vol 6,968 Op 18.15 L Hi 18.21 L Lo 18.15 L ValTrd 126847
AVG PRICE LINE GRAPH for PTM PL
Period W Weekly
Market Type Trade
EN BUL/Close/Trade/EUR
Last 20.032 on 02/04/05
High 20.032 on 02/04/05
Avg 18.098
Low 16.596 on 08/13/04
20.50
20.00
19.50
19.00
18.50
18.00
17.50
17.00
16.50
16.00
27FEB04 19MAR 9APR 30 21MAY 11JUN 2JUL 23 13AUG 3SEP 24 15OCT 5NOV 26 17DEC 7JAN05 28

Source: Bloomberg

Evolution of minimum and maximum quotations for PT Multimédia shares over the last twelve months:



Source: Bloomberg

Evolution of historical volatility for PT Multimédia shares over the last twelve months:



Source: Bloomberg

Dividend distribution

PT Multimédia distributed dividends for the first time in 2004: a dividend of Euro 0.08 per share was distributed in respect of 2003 fiscal year. On April 28, 2005, it was resolved at the General Meeting of Shareholders of PT Multimédia to approve the payment of a 0.50 Euro dividend per share. This dividend will be paid on May 30, 2005, and therefore, as from May 25, 2005 (inclusive), PT Multimédia's shares will be traded on the stock exchange without dividend rights.

Stock Splits

On the April 28, 2005, it was resolved, at a General Meeting of Shareholders, to carry out a 1-for-2 stock split. Following this amendment, which will only be executed upon completion of the share buyback programme in connection with the issuance of the Warrants, each share representing the share capital in PT Multimédia will have a par value of 0.25 Euro.

2.4. Price and exercise

The Warrants hereunder were allocated to the shareholders in PT Multimédia, by crediting the Warrants into their respective securities accounts with CVM on May 5, 2005.

With a reference price for the shares in PT Multimédia of 18.21 Euro, as at May 2, 2005, the Delta of the Warrants was -0.1.

2.5. Exercise Conditions

2.5.1. Strike Price

The Strike Price of the Warrants is 21.50 Euro and the Ratio is 0.1.

The Strike Price does not imply, however, any judgement or indication by the Issuer of a potential movement or scope of variation of the market price of the Underlying.

As a result of current market conditions and circumstances in PT Multimédia's business sector, the price of the Underlying may be subject to high volatility, and therefore the Strike Price of the Warrants may move further

away or closer to the quotation of the Underlying over short periods of time.

Should an Event of Adjustment/Cancellation in respect of PT Multimédia occur, the Issuer will determine whether such event has a dilution or concentration effect on the theoretical value of the shares in PT Multimédia, and if so, the Issuer may make a corresponding adjustment. Should an adjustment be required, the Issuer may opt, at its discretion, for one of the following alternatives:

(i) determine the proper adjustment for the Strike Price and/or Ratio and/or any terms or conditions of this issue, by reference to the adjustment related to the Event of Adjustment/Cancellation made by the organised options and/or futures market where the options related to the Underlying are traded (in this case, the futures and options market managed by the Euronext Lisbon); or

(ii) in case the options over the shares in PT Multimédia cease to be traded on the relevant organised market, or no outstanding options contracts exist on that market, the adjustment will be made by the Issuer on the basis of a consultation with an independent expert appointed by the Issuer, to which appointment CMVM is not opposed; or

(iii) in case the adjustment is not possible, the Issuer may cancel the Warrants by giving notice to their holders. In this case, the Issuer will pay an amount, freely determined by the Issuer, to each Warrant holder, for each Warrant held, such amount to be equivalent to the fair market value of a Warrant taking into account the Event of Adjustment/Cancellation less the cost for the Issuer of cancelling any mechanisms associated with Underlying-related hedging arrangements. The payment would be made into the accounts of the holders of the Warrants through the CVM.

The holder of Warrants will be liable for any and all taxes, fees or charges, whatever their nature, arising from the allocation and Exercise of the Warrants.

2.5.2. Exercise Period

The rights attached to the Warrants may only be exercised by its holders on the Exercise Date, which is the same of the Maturity Date, i.e., May 23, 2005.

2.5.3. Exercise

2.5.3.1. Exercise Notice

Where a holder of Warrants wishes to opt for physical settlement, such holder must deliver to a legally qualified financial intermediary an Exercise Notice, specifying the quantity of shares associated with such settlement option.

This Exercise Notice irrevocably binds the holder of the Warrants to exercise the Warrants therein specified through physical settlement. Upon delivery of such Exercise Notice, the holder of the Warrants will not be entitled to trade the Warrants nor the underlying shares. Such underlying shares will be locked-up as from delivery of the Exercise Notice.

Exercise Notices must be received by the financial intermediaries, on the Exercise Date, by 3 p.m. (Lisbon time) of May 23, 2005.

2.5.3.2. Warrants not exercised on Exercise Date

Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement.

2.5.3.3. Obligations of the financial intermediary

Financial intermediaries receiving Exercise Notices should be aware of the terms and conditions of this Prospectus, and act in accordance with the terms as herein established and perform the required duties permitting the Exercise of the Warrants.

It is the responsibility of the financial intermediaries to verify the ownership of the Warrants - and of the underlying Shares, in the case of physical settlement - subject to Exercise in units of 10 as determined by application of the Ratio. It is also the responsibility of the financial intermediaries to send a file to CVM containing all the information on the number of Warrants subject to Exercise under the option for physical settlement. This file must be sent by 2 p.m. on the May 24, 2005.

Financial intermediaries are responsible for the accuracy of the data sent to CVM in connection with the Exercise Notices received by them.

2.5.4. Settlement

Settlement will occur on the third Business Day following the Maturity Date. Therefore settlement is expected to occur on the May 26, 2005, and it shall

be made through Interbolsa.

On the Settlement Date, Banco Espírito Santo de Investimento, S.A. will pay, on behalf of the Issuer, by means of credit into the accounts of the Financial Intermediaries with the Bank of Portugal: (i) the sum of 21.50 Euro for each share in PT Multimédia disposed of through physical settlement of the Warrants, and (ii) the Reimbursement Value in respect of the financial settlement of the Warrants not exercised through physical settlement. Such sums will be calculated in accordance with item 2.1 of this Prospectus.

It should be noted, however, that securities accounts of the holders of Warrants having opted for physical settlement will be debited on May 24, 2005, both for the number of Warrants subject to physical exercise and for the number of shares in PT Multimédia corresponding to such Warrants.

2.5.5. Minimum Quantities for Exercise

The quantity of warrants to be exercised by each holder on the exercise date will be the minimum of 10 warrants or a multiple of 10 if physical settlement is opted for, or 1 warrant in the case of financial settlement. Consequently, a holder may opt for physical settlement of part of his Warrants in quantities that are multiples of 10, and for financial settlement of any remaining Warrants owned.

Taking into account the restrictions arising from the securities laws in effect in the United States, the following reference is made in the English language:

Offer Restrictions:

United States

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons. Accordingly, the Warrants will not be issued into the United States or to a U.S. person and may not be exercised from within the United States or by a U.S. person or sold or transferred in the United States.

This listing prospectus is not an offer of securities for sale or a solicitation to tender securities in the United States or to or from a U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Warrants have not been and will not be

registered under the Securities Act, or the securities laws of any state or jurisdiction of the United States. The Warrants may not be offered, sold, pledged or otherwise transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons, and may be offered, sold, assigned, transferred, pledged or delivered outside of the United States only to non-U.S. persons in transactions meeting the requirements of Regulation S. The Warrants may only be exercised outside the United States by non-U.S. persons, and the Company will not recognise the exercise of any Warrant by any person, or his agent, who appears to be, or who the Company has reason to believe is, located in the United States or is a U.S. person.

Each person exercising the Warrants shall be deemed to have represented, warranted and agreed that (i) it understands and acknowledges that the Warrants have not been and will not be registered under the Securities Act, or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold, pledged or otherwise transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons, and may be offered, sold, assigned, transferred, pledged or delivered outside of the United States only to non-U.S. persons in transactions meeting the requirements of Regulation S, and that the Warrants may only be exercised outside the United States by non-U.S. persons, and the Company will not recognise the exercise of any Warrant by any person, or his agent, who appears to be, or who the Company has reason to believe is, located in the United States or is a U.S. person; and (ii) it is not located in the United States and is not a U.S. person and is not acting for the account or benefit of a person in the United States or a U.S. person. The terms "U.S. person" and "United States" have the meanings given to them in Regulation S.

2.6. Offer

The Warrants have been allocated by PT Multimédia to its shareholders by means of credit into their respective accounts of 1 Warrant for each share held.

2.7. Organisation and leadership

The issuance and listing of the Warrants was organised and led by Banco Espírito Santo de Investimento, S.A..

2.8. Resolutions, authorisations and approvals of the issuance

The issuance and listing of the Warrants on the Eurolist by Euronext was authorised by the General Meeting of Shareholders of PT Multimédia on April 28, 2005, in connection with the share buyback programme approved at such meeting.

Pursuant to the said resolution, powers were delegated to the Board of Directors to resolve on the Strike Price, time conditions for the Warrants and all other terms and conditions related to the issuance and allocation of the Warrants, their listing on the Euronext Lisbon, as well as the procedural terms for the capital reduction that has also been approved.

The final terms and conditions for the issuance and listing of the Warrants in accordance with the terms described herein were established by resolution taken on April 28, 2005 by the Board of Directors of PT Multimédia exercising the powers delegated to them as described above.

2.9. Purpose of the issuance

The purpose of this listing on the Eurolist by Euronext is to allow the shareholders of PT Multimédia to whom Warrants have been allocated and who do not wish to exercise them to freely trade such securities.

Shares acquired by PT Multimédia from shareholders opting for physical settlement of the Warrants will be cancelled by means of a reduction in the share capital of PT Multimédia as resolved by the General Meeting of Shareholders on April 28, 2005.

2.10. Period and Places of Acceptance

Not applicable.

2.11. Result of the Issuance

The outcome of the exercise of the Put Warrants hereunder will be published on the CMVM website and on the official bulletin of Euronext Lisbon immediately after its assessment.

2.12. Rights attached to the Warrants and their exercise

The holders of Warrants may exercise, by opting for physical or financial

settlement, the Warrants on the Exercise Date, or transfer them on the Eurolist by Euronext at any time during the Trading Period.

Any Warrants not exercised on the Exercise Date shall be deemed automatically exercised on the Maturity Date through financial settlement.

The Warrants entitle each holder to (i) for each ten Put Warrants, dispose of one PT Multimédia share held at the price of 21.50 Euro per share, in the case of physical settlement; or (ii) receive, for each Warrant, in cash, the Reimbursement Value, in the case of financial settlement.

The Reimbursement Value may be calculated by application of the following formula:

RV = (SP-RP) x R, provided that SP>RP

Where:

RV – Reimbursement Value
RP – Reference Price
SP – Strike Price
R – Ratio

Calculation of the Reimbursement Value is subject to any adjustments occurring in the Strike Price and/or Ratio, or to other conditions of the Warrants, as described in chapter 2.5. of this Prospectus.

For each Warrant, in the case of financial settlement, the Reimbursement Value shall be equal to 0.1 of the positive difference between the Strike Price and the Reference Price, i.e., each 1 Euro of positive difference between the Strike Price and the Reference Price will entitle the holder of a Warrant to receive 0.1 Euro.

The Warrants do not give rights to receive any other income.

The quantity of warrants to be exercised by each holder on the exercise date will be a minimum of 10 warrants or a multiple of 10 if physical settlement is opted for, or 1 warrant in the case of financial settlement.

2.13. Financial service

Banco Espírito Santo de Investimento, S.A. is responsible for the financial

services related to the Warrants.

2.14. Taxation

Introduction

The main current tax consequences associated with income generated by the allocation of the Warrants in terms of Income Tax (IRS - Imposto sobre o Rendimento das Pessoas Singulares) and Corporation Tax (IRC - Imposto sobre o Rendimento das Pessoas Colectivas) are summarised hereunder.

Prospective investors are advised to obtain information from their tax advisers as to the tax laws applicable to them in connection with the acquisition, ownership, transfer or exercise of the rights granted by the Warrants.

Qualification of the income

Income associated with transactions on covered warrants, both as a result of their trading (prior to exercise) and of their exercise, is qualified as capital gain. For such purpose, capital gains are deemed to be all the net income, as established in each year, derived from transactions on this kind of financial product, which income corresponds to:

· the consideration received for the transfer of an covered warrant, in case of trading;

· the positive difference, if any, between the Strike Price and the value of the Underlying on Maturity Date, in case of exercise of the covered warrant (on physical or financial settlement).

In view of the above, we present below the tax system applicable to covered warrants held by Portuguese resident and non-resident individuals, and corporations respectively.

Taxation on resident individuals

Any capital gain obtained in transactions on covered warrants is subject to taxation at a special 10% rate, without prejudice to the holder opting for global assessment.

In this latter case, the said amount will contribute to the balance between capital gains and losses made by the individual in question, subject to taxation in accordance with general rules at a marginal rate that may reach

40%.

Taxation on non-resident individuals

In the case of non-resident individuals, any capital gain obtained in transactions on covered warrants is subject to taxation at a special 10% rate.

However, such taxation may be removed by means of satisfaction of the conditions as provided for under the exemption established in article 26 of the Portuguese Statute of Tax Incentives (in case the income derives from warrant trading), or within the framework of application of international double taxation agreements.

Taxation on resident corporations

Income associated with transactions on covered warrants, where earned by resident corporations or by permanent establishments in Portugal of non-resident corporations, must be included in the calculation of the relevant profit subject to IRC, and is therefore subject to taxation at a IRC 25% rate, which may be added by local tax at a maximum 10% rate (27.5% in aggregate).

Taxation on non-resident corporations

Income received from the warrants by non-resident corporations that is not attributable to a permanent establishment located in the Portuguese territory is subject to taxation in Portugal at the rate of 25%.

However, no taxation applies in case the conditions for the exemption established in article 26 of the Portuguese Statute of Tax Incentives (in case the income derives from warrant trading) are met, or under international double taxation agreements.

2.15. Transfer System

The Warrants are subject to the rules on movement transactions as a result of trading on a regulated market similar to those of the other securities.

However, upon approval by the General Meeting of Shareholders of the issuance and allocation of the Warrants by PT Multimédia to its shareholders, and prior to issuance of these securities, the shareholders Portugal Telecom, SGPS, S.A., and Totta Ireland PLC irrevocably waived their right to opt for physical settlement of the Warrants allocated to them, and announced their intention to opt for financial settlement of such securities on the Exercise

Date.

As a result, Portugal Telecom, SGPS, S.A., and Totta Ireland PLC may only require, on the Exercise Date, for the financial settlement of the Warrants owned by them, and for such reason no listing was requested for the Warrants allocated to such shareholders.

2.16. Net Proceeds of the Offer

The Warrants hereunder were allocated free of charge to the shareholders in PT Multimédia.

2.17. Final certificates

The Warrants are in dematerialised form, and are registered on the accounts of their respective holders with the legally qualified financial intermediaries.

2.18. Listing

Application has been made to list the Warrants on the Eurolist by Euronext, save for the Warrants allocated to the shareholders that have waived the right to opt for physical settlement prior to their issuance as described on item 2.15. above.

2.19. Market making agreements

On May 4, 2005, a liquidity provision agreement was entered into between Euronext Lisbon - Sociedade Gestora de Mercados Regulamentados, S.A., as manager of the Eurolist by Euronext, PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., as Issuer, and Banco Espírito Santo de Investimento, S.A., as liquidity provider, the main terms and conditions of which are described in Chapter 10 of this Prospectus.

2.20. Listed securities

PT Multimédia has the following securities listed on the Eurolist by Euronext:

Ordinary Registered Shares - PT Multimedia, SGPS-NOM.	156,845,928 shares

2.21. Public offers in respect of securities

During the last and the current financial year, no public offers have been made by third parties in respect of securities issued by the Issuer, and the Issuer has not made any public offer in respect of securities issued by third parties.

2.22. Other Offers

Not applicable.

3. IDENTIFICATION AND CHARACTERISATION OF THE ISSUER

3.1. Information on the Management and Auditing

Regarding this topic, we refer to information made available by PT Multimédia in compliance with its duties as an open company ("sociedade aberta") with shares listed on the Eurolist by Euronext, including information available on PT Multimédia's institutional site (www.pt-multimedia.pt) and on CMVM's site (www.cmvm.pt).

3.2. Employee Profit Sharing Schemes

Currently, PT Multimédia has no plans in place for allocation of shares or share purchase options.

3.3. Incorporation and corporate object

PT Multimédia was incorporated on July 15, 1999, and its sole corporate object is "the holding of participations in other companies as an indirect form of carrying out economic activities" (Article 3 of the Articles of Association).

3.4. Laws Governing the Business of the Issuer

The business of PT Multimédia, as an holding company, is governed by Decree-Law no. 495/88, of December 30, 1988, as amended by Decree-Law no. 318/94, of December 24, 1994, and by Decree-Law no. 378/98, of November 27, 1998, by the Companies' Code, by its articles of association and by all other applicable laws, notably those applicable to the telecommunications, media, cable television, Internet and cinema sectors.

3.5. Information on the Capital

The share capital in PT Multimédia is currently EUR 78,448,464, fully paid up and represented by 156,896,928 dematerialised shares in the par value of 0.5 Euro each, with the following distribution:

- 156,845,928 ordinary shares;
- 51,000 class A shares, which grant special rights and are exclusively held by Portugal Telecom SGPS, S.A.

On April 28, 2005, it was resolved at a General Meeting of Shareholders to carry out a 1-for-2 stock split. Following this amendment, which will only be executed upon completion of the share buyback programme in connection with the issuance of the Warrants, the share capital of PT Multimédia will consist of 313,793,856 shares with the following distribution:

- 313,691,856 ordinary shares;
- 102,000 class A shares.

On the same date, at the General Meeting of Shareholders it was also resolved to reduce the share capital in an amount equivalent to the par value of the shares to be acquired by PT Multimédia in order to satisfy the physical settlement of the Warrants.

Currently, Portugal Telecom, SGPS, S.A. is the direct holder of approximately 57.56% of the share capital in PT Multimédia.

All ordinary shares and class A Shares are fully paid up and incorporated in CVM and in the share register of PT Multimédia. Ordinary shares and class A Shares are in dematerialised form.

For the General Meeting of Shareholders to validly approve on capital increases, shareholders holding shares equivalent to at least one-third of the share capital must be present or represented, and such resolutions must be approved by at least two-thirds of votes cast. If the required quorum is not met on first call, a resolution on capital increase may be taken at a General Meeting of Shareholders held on second call, by a majority of two-thirds of votes cast or by a majority of votes cast where shareholders holding at least half the share capital are present or represented.

Furthermore, owners of class A shares may, by a majority of votes, veto resolutions on capital increases taken at the General Meeting of Shareholders in PT Multimédia.

3.6. Dividend Policy

PT Multimédia distributed dividends for the first time in 2004: a dividend of 0.08 Euro per share was distributed in respect of the 2003 financial year. On April 28, 2005, it was resolved at the General Meeting of Shareholders of PT Multimédia to approve the payment of a 0.50 Euro dividend per share. This dividend will be paid on the May 30, 2005, and therefore, as from the May 25, 2005 (inclusive) the shares in PT Multimédia will be traded on the stock

exchange without dividend rights.

Any new proposal for dividend distribution will depend on the revenues, financial condition, future prospects and other business conditions of the PT Multimédia Group.

Ordinary shares and class A shares carry the same dividend rights. Any dividend proposal is the exclusive responsibility of the Board of Directors of PT Multimédia, subject to the requirements of Portuguese legislation and the company's Articles of Association. Under the said Articles of Association, at least 40% of the annual net income (calculated in accordance with Portuguese GAAP), after coverage of any losses from previous financial years and creation of a 5% legal reserve until it reaches one-fifth of the share capital (*"Distributable Net Income"*), should, upon approval by the shareholders, be distributed in the form of dividends, without prejudice to the General Meeting of Shareholders being able, by a qualified majority of two-thirds of votes cast, to resolve to reduce the dividend or not to distribute the same. Dividends in excess of 40% of the Distributable Net Income requires the authorisation of the majority of votes attached to class A shares.

3.7. Shareholdings

On December 31, 2004, the entities having qualified holdings in the share capital of PT Multimédia under article 20 of the Securities Code were as follows:

Shareholders	No. of Shares	% of share capital and voting rights
Banco Espírito Santo Group (directly and indirectly):		
- Banco Espírito Santo, S.A. (BES)	12,762,063	8.13%
- Members of BES corporate bodies	59,230	0.04%
- Companies having a control or group relationship with BES	149,897	0.10%
TOTAL	12,971,190	8.27%
Portugal Telecom Group (directly and indirectly):		
- directly	90,304,850	57.56%
- members of the management and auditing bodies of the companies having a control or group relationship with PT	164,584	0.10%
TOTAL	90,469,434	57.66%
Banco Totta & Açores, S.A. (indirectly):		
- Totta Ireland PLC.	15,287,545	
- Banco Santander Portugal, S.A.	65,520	

TOTAL	15,352,965	9.78%
Colaney Investments Limited	3,469,300	2.21%

Information on the acquisition and disposal of qualified holdings in PT Multimédia are available on the site www.cmvm.pt.

3.8. Shareholders' Agreements

No shareholders' agreements as foreseen in article 19 of the Securities Code exist in connection with the exercise of corporate rights in PT Multimédia.

3.9. Own Shares

Under Portuguese legislation, a company, except under certain circumstances, cannot acquire and hold own shares representing more than 10% of its share capital, and the acquisition and disposal of own shares is subject to a resolution of the General Meeting of Shareholders.

Currently, PT Multimédia has no own shares.

However, the issue of the Warrants was made in connection with a share buyback programme approved by the company's General Meeting of Shareholders on April 28, 2005. Through the option of physical settlement of the Warrants, and taking into account the waiver by the shareholders Portugal Telecom, SGPS, S.A., and Totta Ireland PLC of their rights to opt for physical settlement of the Warrants allocated to them as described in item 2.15. hereof, PT Multimédia may eventually acquire up to 5,130,453 of its own shares, equivalent to 3.27% of its share capital.

3.10. Representative for Market Relations

Dra. Lídia Maria Marcos Falcão Moreira Cruz
Investor Relations Director
Avenida 5 de Outubro, no. 208, 11th floor, 1069-203, Lisbon
Tel: +351 21 7824725
Fax: +351 21 7824735
E-mail: lidia.m.falcao@pt-multimedia.pt

3.11. Site on the Internet

PT Multimédia's institutional site on the Internet is www.pt-multimedia.pt.

3.12. Company Secretary

Dra. Isabel Maria de Macedo Correia
Company Secretary
Avenida 5 de Outubro, no. 208, 11th floor , 1069-203, Lisbon
Tel: +351 21 7824721
Fax: +351 21 7824735
E-mail: isabel.m.correia@pt-multimedia.pt

As regards this matter, we refer to information made available in compliance by PT Multimédia with its duties as an open company ("sociedade aberta") with shares listed on the Eurolist by Euronext, notably material events and other press releases available on PT Multimédia's institutional site (www.pt-multimedia.pt) and on CMVM's website (www.cmvm.pt), as well as to information included in PT Multimédia's Reports and Accounts for the last three financial years, which is available on the following site:

http://www.pt-multimedia.pt/relatorio contas/rel contas.asp.

These accounts are also available on CMVM site (www.cmvm.pt).

We refer notably to information made available on the above-mentioned locations regarding the disposal by PT Multimédia of its subsidiary Lusomundo Serviços, SGPS, SA, including 80.91% of Lusomundo Media, SGPS, SA, which is, as announced on February 28, 2005, subject to approval by the Competition Authority as the Alta Autoridade para a Comunicação Social (media supervisory authority) has already issued its favourable opinion, following the execution of a promissory purchase and sale agreement with Controlinveste, SGPS, S.A.

5. ASSETS, FINANCIAL POSITION AND RESULTS OF THE ISSUER

The Reports and Accounts of PT Multimédia for the last three financial years are available on the following site:

http://www.pt-multimedia.pt/relatorio_contas/rel_contas.asp.

These accounts are also available on CMVM site (www.cmvm.pt).

PT Multimédia intends to continue to be the leading operator in the multimedia sector in Portugal in 2005, by seeking: (i) to maintain athe sustained growth of its customer base and services portfolio base; (ii) to introduce new products and improve service the quality levels of its services in accordance towith the best international best practices; and (iii) to continue to exploit the synergies derived from the incorporation and consolidation of the various business areas where it operates, particularly in cost reductions and in generation ofng additional revenues.

To Promote the Growth of the Subscription Television Business and To Increase Profitability

In the subscription pay-TV business, the strategy will continue to be toan increase in service penetration without prejudice to business operating margins, with a particular focus on the Satellite TV service, where potential growth is the highestgreatest. As suchIn this regard, in July 2004, the barriers to the entryance to the satellite platform were reduced, and the positive effects of such change should come throughbe felt during this year at service operating margin levels. On the other hand, customer withholding retention will continue to be a concern, the priority being to take advantage of new services in such a way as to increase the value offer for each customer. At the same time, we intend to increase the averageencourage the revenue increase per customer (ARPU) by increasing penetration and the range of premium products offered.

To Fully Digitalise the Subscription TV Premium Service

The year 2005 will probably be a landmark in the digitalisation of the Pay-Subscription TV premium service by PT Multimédia, with the resulting dismantling of the analogueical cable offer on Premium channels and the replacement of the encryption system used in the satellite platform. The main rationaleeasons for this strategic initiativeoffer are the higher securityafety level offered by these digital systems in controlling the of illegal access to restricted content, as well as the greater potential for digital signal transmission in which will making availableenable additional services to our customers, including Video on Demand, EPG, multi-game and multi-camera services, all of which have an added value for the customer and make a difference in competitioncan create a competitive advantage. The digital signal will also allow for the possibility of introducing, in the

near future, new equipment, such as Personal Video Recorder for digital recording and for Push Video on Demand service offer.

To Launch More Thematic Channels

Pay-Subscription TV service programming will continue to be improved by with the introduction of proven quality channels withand a growing emphasis on Portuguese content and national production programmes. We expect to launch, untilthrough the end of the year, the TVI Economy and TVI Music, both basic access channels, as well as, in April, the Lusomundo Happy channel, a Premium channel. We will also launch an additional channel layer, accessible only to power box customers, for which we have made an elaborate judicious choice of new contents that will fill some gaps in the current offer. This new digital package is part offalls within the signal digitalisation strategy pursued by PT Multimédia.

To Accelerate the Supply of Broadband Internet Access Solutions

At the same time, PT Multimédia will continue to be engaged in expanding its broadband Internet access service, and seek to continue to leading the innovation inat this servicee's level by segmenting its offer with the aim toin such a way as to improve the value addedoffer for its customer. In this senseregard, network tests are already in progress with a view to launching in 2005, services with downstream speeds between 2Mbps and 20Mbps, intended for residential customers with larger broadband requirements at this level who, up to now, could not find in the market solutions to fulfil satisfying their needs. on the market.

To Improve Service Quality

The stabilisation of the performance of the new information systems, the measures implemented in 2004 in the areas of Field Interventions, Technical Failures, Customer Service and Billing&Invoicing, and the completion of the certification process for external installation and maintenance engineers for the Pay-Subscription TV and Broadband Internet services, should lead to levels of Service Quality in line with the best international standards.

To Incorporate the Audiovisual Business with Premium Subscription Services

In the Audiovisual Business, we intend to continue to take advantage from valences synergies at the level of acquisition and management of cinema movie

rights similarly to what has already been done achieved with the launching of the Lusomundo premium channels, at better cost, to improve the cinema content of the Pay-Subscription TV offerservice. The Video on Demand service, as well as moviecinema premium channels will, in this way, continue to benefit from the contribution of the audiovisual business areafield. In turn, the video and cinema distribution fields will benefit from the promotions possibilities offered in by the Pay-Subscription TV service.

To Reinforce the Leadership Position in the Cinema Screening Business

PT Multimédia considers a priority the consolidation of its current market leadership position in the cinema screening areafield as a priority. The company will cContinueuity itswill be given to the current strategy, which consists, on the one hand, in the selective development of multiplex units in urban centres, and on the other handconcurrently in to fill fillingin, provided a proper profitability is ensured, of some gaps in some rural areas and of niches in the Lisbon and Porto urban centres, provided that such cinema theatre investments deliver an adequate profitability,. At the same time, the company will continueity to improve will be given toits rental renewal agreementsrenegotiation processes, to improvement theof box-office services and to pursue personnel resizing.

To Invest in Human Assets

PT Multimédia will continue to invest in the development of competenciesy and know-howledge as required for its businesses. Development of an Evaluation Culture and the improvement of a transparent meritocracy as a the reward system as a function of merit will be the highest priorities for 2005. Training, which was considerably reinforced in 2004, will move aheadcontinue with specific actions aimed at enlarging competenciesy and know-howledge, improving performance, and consequently strengthening overall efficiency. At the same time, the current selective recruitment policy will be maintained, seeking to bring to the Organisation highly qualified competencies for the performance of fundamental functions for the development of the business.

To Continue Sound Shareholder Remuneration

In financial terms, PT Multimédia is aims going to continue to pursuefavour a growth and a cash flow maximisation strategy in order to fulfil its mainprincipal objective of an a sustainable increase ofing value creation and distribution to shareholder remunerations. This undertaking is confirmed by our intent to carry out the share purchase programme of up to 10% of our

capital through the allocation ofa put warrants offer, an innovative structure on the Portuguese capital markets, andas well as by the offer to distribute a dividend of 0.50 Euro per share in respect of the 2003 financial year, which represents an increase in excess of 6 times the dividend amount distributed in the previous year.

To Seek New Investment Opportunities

PT Multimédia will continue to assess business development and expansion opportunities in sectors and markets permitting that allow PT Multimédia to take advantage of the growth potential offered by Pay-Subscription TV, and to deliver value creationso to create value for its shareholders.

7. AUDIT REPORTS

The reports of the external auditor on the financial statements of PT Multimédia for the last three financial years are available on the following site:

http://www.ptmultimedia.pt/relatorio_contas/rel_contas.asp.

These reports are also available on CMVM site (www.cmvm.pt).

8. TECHNICAL, ECONOMIC AND FINANCIAL FEASIBILITY STUDY

Not applicable.

9. OTHER INFORMATION

Reports and accounts for the last three financial years, as well as any other information disclosed to the shareholders pursuant to applicable legislation, are available at Av. 5 de Outubro, no. 208, in Lisbon.

PT Multimédia believes that there is no other relevant information that should be included in this Prospectus for the purposes to which it is intended.

10. MARKET MAKING AGREEMENTS

On May 4, 2005, a liquidity provision agreement was entered into between Euronext Lisbon - Sociedade Gestora de Mercados Regulamentados, S.A., as manager of the Eurolist by Euronext, PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., as Issuer, and Banco Espírito Santo de Investimento, S.A., in its capacity as liquidity provider.

The main terms and conditions of the agreement are as follows:

The liquidity provision agreement establishes, for the execution of and as a complement to the applicable Rules, the terms and conditions under which Banco Espírito Santo de Investimento, S.A. shall exercise the activity of liquidity provider, in relation to the Warrants described on this Prospectus.

This agreement is in force as from the date it was signed and any of the parties may terminate it in writing, with a prior notice of at least 3 working days to the termination date.

The agreement shall cease to be valid on the date on which the Warrants that are the object of this Prospectus are excluded from trading or on the date on which Banco Espírito Santo de Investimento, S.A. is no longer able to exercise the duties assumed by signing the referred agreement.

Trading parameters

Spreads:

- Maximum spread, between the bid and offer prices, of 0,02 Euros or 1%, except during the last 5 minutes of the pre-opening and during the consolidation period determining the closing price, where a maximum spread of 0,03 Euros or 3% is applicable.

Minimum quantities (per order)

- 10.000 warrants.

Order exposure time

- Banco Espírito Santo de Investimento, S.A. is required to place orders into the Trading System during all the trading session.

This Prospectus, published exclusively in brochure form, is the sole form of publication adopted and is available at:

- PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
  Av. 5 de Outubro, no. 208, Lisbon

- Euronext Lisbon - Sociedade Gestora de Mercados Regulamentados, S.A.
  Praça Duque de Saldanha, no. 1, 5º A, Lisbon

- Banco Espírito Santo de Investimento, S.A.
  Rua Alexandre Herculano, no. 38, Lisbon

In addition, this Prospectus is also available at the site of CMVM on www.cmvm.pt. and at the institutional site of PT Multimédia on www.pt-multimedia.pt.